FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


RECD S.E.C.
JUL 18 2005
1086

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, July 15, 2005, Series 2005-WF1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-123741
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)




05061297

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: 
Name: Doris J. Hearn
Title: Vice President

By: 
Name: Evelyn Echevarria
Title: Vice President

Dated: July 15, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$559,027,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-WF1

Ace Securities Corp
(Depositor)

Deutsche Bank 

July 14, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein will be supplemented by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof will be supplemented by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Deutsche Bank Securities Inc. ("DBSI") is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED July 14, 2005

Ace Securities Corp.
Home Equity Loan Trust, Series 2005-WF1
$559,027,000 *(Approximate)*

Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M
A-1	335,029,000	Float	2.44	1 - 86	0	ACT/360	May 2035	AAA / Aaa
A-2A	84,673,000	Float	1.00	1 - 27	0	ACT/360	May 2035	AAA / Aaa
A-2B	28,250,000	Float	3.00	27 - 53	0	ACT/360	May 2035	AAA / Aaa
A-2C	27,760,000	Float	6.20	53 - 86	0	ACT/360	May 2035	AAA / Aaa
M-1	14,502,000	Float	4.89	41 - 86	0	ACT/360	May 2035	AA+ / Aa1
M-2	13,364,000	Float	4.85	40 - 86	0	ACT/360	May 2035	AA / Aa2
M-3	8,530,000	Float	4.84	40 - 86	0	ACT/360	May 2035	AA / Aa3
M-4	7,109,000	Float	4.81	39 - 86	0	ACT/360	May 2035	AA / A1
M-5	7,109,000	Float	4.81	39 - 86	0	ACT/360	May 2035	A+ / A2
M-6	6,540,000	Float	4.79	38 - 86	0	ACT/360	May 2035	A+ / A3
M-7	4,550,000	Float	4.79	38 - 86	0	ACT/360	May 2035	A / Baa1
M-8	4,550,000	Float	4.79	38 - 86	0	ACT/360	May 2035	A / Baa2
M-9	5,687,000	Float	4.78	37 - 86	0	ACT/360	May 2035	BBB+ / Baa3
M-10	5,687,000	Float	4.77	37 - 86	0	ACT/360	May 2035	BBB / Ba2
M-11	5,687,000	Float	4.66	37 - 86	0	ACT/360	May 2035	BBB- / NR
Total	$559,027,000							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates:	The Class A-1 Certificates and the Class A-2A, Class A-2B and Class A-2C Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (collectively, the "Mezzanine Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed rate and adjustable-rate first lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates are backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans").

Transaction Overview

Certificates (Continued):	The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus its respective margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.
Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 3,435 adjustable-rate and fixed-rate, first lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $568,693,449 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 2,832 conforming principal balance fixed-rate and adjustable-rate Mortgage Loans totaling approximately $400,513,382 and the Group II Mortgage Loans will represent approximately 603 conforming and non-conforming principal balance fixed rate and adjustable-rate Mortgage Loans totaling approximately $168,180,067.
Class A Certificates:	Class A-1, Class A-2A, Class A-2B and Class A-2C Certificates
Mezzanine Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originator:	Wells Fargo Bank, National Association
Master Servicer:	Wells Fargo Bank, National Association
Servicer:	Wells Fargo Bank, National Association
Trustee:	HSBC Bank USA, National Association
Custodian:	Wells Fargo Bank, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Cut-off Date:	July 1, 2005
Expected Pricing:	Week of July 18, 2005
Expected Closing Date:	On or about July 29, 2005
Record Date:	The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in August 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the business day preceding the related Servicer Remittance Date.
Servicer Remittance Date:	With respect to any Distribution Date, the 22nd day of the month in which such Distribution Date occurs; provided that if such 22nd day of a given month is not a business day, the Servicer Remittance Date for such month shall be the business day immediately preceding such 22nd day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be the calendar month preceding the month in which the related Distribution Date occurs with respect to prepayments in part, and the period beginning on the 16th day of the month preceding the related Distribution Date (or, the period commencing on the Cut-off Date, in connection with the first Prepayment Period) and ending on the 15th day of the month in which such Distribution Date occurs with respect to prepayments in full.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.5225% for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on the Mortgage Loans up to the Servicing Fee.
Prepayment interest Shortfalls:	With respect to any Distribution Date, for each such Mortgage Loan that was the subject of a principal prepayment in full or in part during the portion of the related Prepayment Period occurring between the first day of the related Prepayment Period and the last day of the calendar month preceding the month in which such Distribution Date occurs that was applied by the Servicer to reduce the outstanding principal balance of such Mortgage Loan on a date preceding the due date in the succeeding Prepayment Period, an amount equal to interest at the applicable net mortgage rate on the amount of such Principal Prepayment for the number of days commencing on the date on which the prepayment is applied and ending on the last day of the calendar month preceding such Distribution Date.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

Transaction Overview (Cont.)

Optional Termination: On any Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase all of the Mortgage Loans and REO properties remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Monthly Servicer Advances: The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
1) Excess Interest;
2) Overcollateralization ("OC"); and
3) Subordination; and

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-11 Certificates, fourth, to the Class M-10 Certificates, fifth, to the Class M-9 Certificates, sixth, to the Class M-8 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-6 Certificates, ninth, to the Class M-5 Certificates, tenth, to the Class M-4 Certificates, eleventh, to the Class M-3 Certificates, twelfth, to the Class M-2 Certificates and thirteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution.

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificate holders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 1.70% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to 3.40% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in August 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 32.70%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M)	Initial CE %	CE % On/After Step Down Date
A	AAA / Aaa	16.35%	32.70%
M-1	AA+ / Aa1	13.80%	27.60%
M-2	AA / Aa2	11.45%	22.90%
M-3	AA / Aa3	9.95%	19.90%
M-4	AA / A1	8.70%	17.40%
M-5	A+ / A2	7.45%	14.90%
M-6	A+ / A3	6.30%	12.60%
M-7	A / Baa1	5.50%	11.00%
M-8	A / Baa2	4.70%	9.40%
M-9	BBB+ / Baa3	3.70%	7.40%
M-10	BBB / Ba2	2.70%	5.40%
M-11	BBB- / NR	1.70%	3.40%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates, the Interest Distribution Amount for such Distribution Date and (y) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans as of the first day of the month preceding the month of such Distribution Date subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results

Transaction Overview (Cont.)

Net WAC Pass-Through Rate (Continued):	of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-WF1 Certificates is limited by the related Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Group I Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-1 and Mezzanine Certificates as described herein. The Group I Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.250% the payment due will be calculated as if one-month LIBOR was 10.250%); (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group I Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-1, Mezzanine and Class CE Certificates, and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.
Group II Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-2A, Class A-2B, Class A-2C and Mezzanine Certificates as described herein. The Group II Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.250% the payment due will be calculated as if one-month LIBOR was 10.250%); (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group II Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-2A, Class A-2B, Class A-2C, Mezzanine and Class CE Certificates, and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.
Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer or the Master Servicer in respect of

Transaction Overview (Cont.)

Available Distribution Amount (continued):	Prepayment Interest Shortfalls for the related Due Period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amounts on the Class A Certificates and the Mezzanine Certificates.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 32.70% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage). The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates concurrently, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date. Principal distributions to the Class A-2 Certificates will be allocated sequentially to the Class A-2A, Class A-2B, and Class A-2C, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 27.60% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 22.90% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 19.90% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 17.40% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 14.90% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 12.60% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to the Class M-7 Certificates until it reaches approximately a 11.00% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 9.40% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage), ninth to the Class M-9 Certificates until it reaches approximately a 7.40% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage), tenth to the Class M-10 Certificates until it reaches approximately a 5.40% Credit Enhancement Percentage (2x the Class M-10 Initial Credit Enhancement Percentage) and eleventh to the Class M-11 Certificates until it reaches approximately a 3.40% Credit Enhancement Percentage (2x the Class M-11 Initial Credit Enhancement Percentage).

Transaction Overview (Cont.)

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates and the Mezzanine Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M	The lesser of 1.5 x Margin and Margin plus 0.50%

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 42.00% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
August 2007 to July 2008	0.90%, plus 1/12th of 1.15% for each month thereafter
August 2008 to July 2009	2.05%, plus 1/12th of 1.15% for each month thereafter
August 2009 to July 2010	3.20%, plus 1/12th of 0.95% for each month thereafter
August 2010 to July 2011	4.15%, plus 1/12th of 0.55% for each month thereafter
August 2011 and thereafter	4.70%

Transaction Overview (Cont.)

Payment Priority:	On each Distribution Date, the Available Distribution Amount will be distributed as follows: 1. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis. 2. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above. 3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above. 4. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount. 5. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis. 6. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis. 7. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates and the Mezzanine Certificates in the same order of priority as described in 1 above. 8. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.
ERISA:	All of the Offered Certificates are expected to be ERISA-eligible.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Group I Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
9/25/2005	390,712,000	6.046	10.250
10/25/2005	381,040,000	6.247	10.250
11/25/2005	371,491,000	6.046	10.250
12/25/2005	362,062,000	6.247	10.250
1/25/2006	352,749,000	6.047	10.250
2/25/2006	343,552,000	6.047	10.250
3/25/2006	334,467,000	6.695	10.250
4/25/2006	325,516,000	6.047	10.250
5/25/2006	316,794,000	6.249	10.250
6/25/2006	308,305,000	6.047	10.250
7/25/2006	300,042,000	6.248	10.250
8/25/2006	292,000,000	6.047	10.250
9/25/2006	284,174,000	6.047	10.250
10/25/2006	276,556,000	6.248	10.250
11/25/2006	269,143,000	6.047	10.250
12/25/2006	261,927,000	6.248	10.250
1/25/2007	254,904,000	6.050	10.250
2/25/2007	248,069,000	6.059	10.250
3/25/2007	241,417,000	6.708	10.250
4/25/2007	234,943,000	8.081	10.250
5/25/2007	228,711,000	8.437	10.250
6/25/2007	222,646,000	8.163	10.250
7/25/2007	216,742,000	8.433	10.250
8/25/2007	210,994,000	8.162	10.250
9/25/2007	205,398,000	8.159	10.250
10/25/2007	199,950,000	9.122	10.250
11/25/2007	194,660,000	8.853	10.250
12/25/2007	189,511,000	9.145	10.250
1/25/2008	184,497,000	8.849	10.250
2/25/2008	179,616,000	8.852	10.250
3/25/2008	174,863,000	9.459	10.250
4/25/2008	170,236,000	9.613	10.250
5/25/2008	165,744,000	9.979	10.250
6/25/2008	161,371,000	9.653	10.250
7/25/2008	157,113,000	9.971	10.250
8/25/2008	152,967,000	9.650	10.250
9/25/2008	148,931,000	9.646	10.250

Group II Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
9/25/2005	164,012,000	5.556	10.250
10/25/2005	159,900,000	5.741	10.250
11/25/2005	155,841,000	5.557	10.250
12/25/2005	151,834,000	5.742	10.250
1/25/2006	147,878,000	5.557	10.250
2/25/2006	143,973,000	5.561	10.250
3/25/2006	140,118,000	6.157	10.250
4/25/2006	136,355,000	5.561	10.250
5/25/2006	132,691,000	5.747	10.250
6/25/2006	129,124,000	5.561	10.250
7/25/2006	125,654,000	5.747	10.250
8/25/2006	122,276,000	5.562	10.250
9/25/2006	118,989,000	5.562	10.250
10/25/2006	115,790,000	5.748	10.250
11/25/2006	112,677,000	5.562	10.250
12/25/2006	109,647,000	5.748	10.250
1/25/2007	106,699,000	5.563	10.250
2/25/2007	103,830,000	5.566	10.250
3/25/2007	101,038,000	8.355	10.250
4/25/2007	98,352,000	7.623	10.250
5/25/2007	95,739,000	7.910	10.250
6/25/2007	93,195,000	7.653	10.250
7/25/2007	90,719,000	7.906	10.250
8/25/2007	88,308,000	7.649	10.250
9/25/2007	85,962,000	8.304	10.250
10/25/2007	83,684,000	8.604	10.250
11/25/2007	81,467,000	8.335	10.250
12/25/2007	79,308,000	8.610	10.250
1/25/2008	77,206,000	8.330	10.250
2/25/2008	75,160,000	8.330	10.250
3/25/2008	73,168,000	9.656	10.250
4/25/2008	71,235,000	9.137	10.250
5/25/2008	69,353,000	9.470	10.250
6/25/2008	67,521,000	9.161	10.250
7/25/2008	65,738,000	9.462	10.250
8/25/2008	64,001,000	9.153	10.250
9/25/2008	62,311,000	9.816	10.250
10/25/2008	60,668,000	10.193	10.250
11/25/2008	59,069,000	9.878	10.250
12/25/2008	57,512,000	10.202	10.250
1/25/2009	55,996,000	9.869	10.250
2/25/2009	54,520,000	9.864	10.250
3/25/2009	53,083,000	10.250	10.250
4/25/2009	51,684,000	9.903	10.250
5/25/2009	50,321,000	10.235	10.250
6/25/2009	48,995,000	9.900	10.250
7/25/2009	47,703,000	10.225	10.250
8/25/2009	46,445,000	9.890	10.250

Group II Cap Schedule (Continued)

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
9/25/2009	45,221,000	9.903	10.250
10/25/2009	44,028,000	10.250	10.250
11/25/2009	42,867,000	9.927	10.250
12/25/2009	41,737,000	10.250	10.250
1/25/2010	40,636,000	9.917	10.250
2/25/2010	39,564,000	9.912	10.250
3/25/2010	38,520,000	10.250	10.250
4/25/2010	37,504,000	9.902	10.250
5/25/2010	36,514,000	10.227	10.250
6/25/2010	35,551,000	9.893	10.250
7/25/2010	34,613,000	10.217	10.250
8/25/2010	33,699,000	9.883	10.250
9/25/2010	32,809,000	9.878	10.250
10/25/2010	31,943,000	10.202	10.250
11/25/2010	31,100,000	9.868	10.250
12/25/2010	30,278,000	10.192	10.250
1/25/2011	29,479,000	9.858	10.250
2/25/2011	28,700,000	9.853	10.250
3/25/2011	27,942,000	10.250	10.250
4/25/2011	27,203,000	9.844	10.250
5/25/2011	26,484,000	10.167	10.250
6/25/2011	25,784,000	9.834	10.250
7/25/2011	25,103,000	10.156	10.250
8/25/2011	24,439,000	9.824	10.250
9/25/2011	23,793,000	9.819	10.250
10/25/2011	23,164,000	10.141	10.250
11/25/2011	22,551,000	9.809	10.250
12/25/2011	21,954,000	10.131	10.250
1/25/2012	21,373,000	9.799	10.250
2/25/2012	20,808,000	9.794	10.250
3/25/2012	20,257,000	10.250	10.250
4/25/2012	19,720,000	9.784	10.250
5/25/2012	19,198,000	10.105	10.250
6/25/2012	18,690,000	9.774	10.250
7/25/2012	18,195,000	10.095	10.250
8/25/2012	17,712,000	9.764	10.250
9/25/2012	17,243,000	9.759	10.250
10/25/2012	16,786,000	10.079	10.250

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	18.37	4.63	2.44	1.82	1.20
	First Payment Date	Aug-05	Aug-05	Aug-05	Aug-05	Aug-05
	Last Payment Date	Dec-33	Oct-18	Sep-12	Feb-11	Aug-09
A-2A	Avg Life	13.02	1.88	1.00	0.78	0.59
	First Payment Date	Aug-05	Aug-05	Aug-05	Aug-05	Aug-05
	Last Payment Date	Sep-26	Oct-09	Oct-07	Apr-07	Oct-06
A-2B	Avg Life	23.80	6.01	3.00	2.17	1.60
	First Payment Date	Sep-26	Oct-09	Oct-07	Apr-07	Oct-06
	Last Payment Date	Aug-31	Oct-13	Dec-09	Mar-08	Jul-07
A-2C	Avg Life	27.71	11.55	6.20	4.59	2.62
	First Payment Date	Aug-31	Oct-13	Dec-09	Mar-08	Jul-07
	Last Payment Date	Dec-33	Oct-18	Sep-12	Feb-11	Aug-09
M-1	Avg Life	25.84	8.72	4.89	4.42	4.07
	First Payment Date	Jan-27	Sep-09	Dec-08	May-09	Aug-09
	Last Payment Date	Dec-33	Oct-18	Sep-12	Feb-11	Aug-09
M-2	Avg Life	25.84	8.72	4.85	4.28	4.07
	First Payment Date	Jan-27	Sep-09	Nov-08	Mar-09	Aug-09
	Last Payment Date	Dec-33	Oct-18	Sep-12	Feb-11	Aug-09
M-3	Avg Life	25.84	8.72	4.84	4.19	4.07
	First Payment Date	Dec-26	Sep-09	Nov-08	Jan-09	Aug-09
	Last Payment Date	Dec-33	Oct-18	Sep-12	Feb-11	Aug-09
M-4	Avg Life	25.84	8.72	4.81	4.14	3.97
	First Payment Date	Dec-26	Sep-09	Oct-08	Dec-08	May-09
	Last Payment Date	Dec-33	Oct-18	Sep-12	Feb-11	Aug-09
M-5	Avg Life	25.84	8.72	4.81	4.10	3.83
	First Payment Date	Dec-26	Sep-09	Oct-08	Dec-08	Mar-09
	Last Payment Date	Dec-33	Oct-18	Sep-12	Feb-11	Aug-09

Sensitivity Table
To 10% Call (Continued)

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
M-6	Avg Life	25.84	8.72	4.79	4.06	3.72
	First Payment Date	Dec-26	Sep-09	Sep-08	Nov-08	Feb-09
	Last Payment Date	Dec-33	Oct-18	Sep-12	Feb-11	Aug-09
M-7	Avg Life	25.84	8.72	4.79	4.04	3.64
	First Payment Date	Dec-26	Sep-09	Sep-08	Oct-08	Jan-09
	Last Payment Date	Dec-33	Oct-18	Sep-12	Feb-11	Aug-09
M-8	Avg Life	25.84	8.72	4.79	4.02	3.58
	First Payment Date	Dec-26	Sep-09	Sep-08	Oct-08	Dec-08
	Last Payment Date	Dec-33	Oct-18	Sep-12	Feb-11	Aug-09
M-9	Avg Life	25.84	8.72	4.78	4.00	3.52
	First Payment Date	Dec-26	Sep-09	Aug-08	Sep-08	Nov-08
	Last Payment Date	Dec-33	Oct-18	Sep-12	Feb-11	Aug-09
M-10	Avg Life	25.84	8.72	4.77	3.98	3.46
	First Payment Date	Dec-26	Sep-09	Aug-08	Sep-08	Oct-08
	Last Payment Date	Dec-33	Oct-18	Sep-12	Feb-11	Aug-09
M-11	Avg Life	25.79	8.54	4.66	3.88	3.35
	First Payment Date	Dec-26	Sep-09	Aug-08	Aug-08	Sep-08
	Last Payment Date	Dec-33	Oct-18	Sep-12	Feb-11	Aug-09
	Avg Life	25.84	8.72	4.79	4.06	3.72

Sensitivity Table
To Maturity

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
A-1	Avg Life	18.42	4.98	2.66	1.99	1.28
	First Payment Date	Aug-05	Aug-05	Aug-05	Aug-05	Aug-05
	Last Payment Date	Mar-35	Apr-31	May-21	Mar-18	Dec-14
A-2A	Avg Life	13.02	1.88	1.00	0.78	0.59
	First Payment Date	Aug-05	Aug-05	Aug-05	Aug-05	Aug-05
	Last Payment Date	Sep-26	Oct-09	Oct-07	Apr-07	Oct-06
A-2B	Avg Life	23.80	6.01	3.00	2.17	1.60
	First Payment Date	Sep-26	Oct-09	Oct-07	Apr-07	Oct-06
	Last Payment Date	Aug-31	Oct-13	Dec-09	Mar-08	Jul-07
A-2C	Avg Life	27.94	13.25	7.31	5.46	2.99
	First Payment Date	Aug-31	Oct-13	Dec-09	Mar-08	Jul-07
	Last Payment Date	Feb-35	Feb-31	May-21	Mar-18	Dec-14
M-1	Avg Life	25.97	9.51	5.39	4.81	5.69
	First Payment Date	Jan-27	Sep-09	Dec-08	May-09	Jul-10
	Last Payment Date	Jan-35	Jul-27	May-18	Jul-15	Dec-12
M-2	Avg Life	25.96	9.48	5.33	4.65	4.82
	First Payment Date	Jan-27	Sep-09	Nov-08	Mar-09	Nov-09
	Last Payment Date	Jan-35	Oct-26	Oct-17	Feb-15	Aug-12
M-3	Avg Life	25.96	9.45	5.30	4.55	4.43
	First Payment Date	Dec-26	Sep-09	Nov-08	Jan-09	Aug-09
	Last Payment Date	Dec-34	Dec-25	Apr-17	Sep-14	Apr-12
M-4	Avg Life	25.96	9.42	5.25	4.48	4.22
	First Payment Date	Dec-26	Sep-09	Oct-08	Dec-08	May-09
	Last Payment Date	Nov-34	May-25	Nov-16	May-14	Jan-12
M-5	Avg Life	25.96	9.38	5.22	4.42	4.07
	First Payment Date	Dec-26	Sep-09	Oct-08	Dec-08	Mar-09
	Last Payment Date	Nov-34	Oct-24	Jun-16	Jan-14	Nov-11

Sensitivity Table
To Maturity (Continued)

	Fixed>> / Arm>>	0% PPC / 0% CPR	55% PPC / 15% CPR	100% PPC / 28% CPR	125% PPC / 35% CPR	160% PPC / 45% CPR
M-6	Avg Life	25.95	9.33	5.17	4.36	3.94
	First Payment Date	Dec-26	Sep-09	Sep-08	Nov-08	Feb-09
	Last Payment Date	Oct-34	Jan-24	Dec-15	Sep-13	Jul-11
M-7	Avg Life	25.95	9.27	5.13	4.31	3.84
	First Payment Date	Dec-26	Sep-09	Sep-08	Oct-08	Jan-09
	Last Payment Date	Sep-34	Mar-23	Jun-15	Apr-13	Apr-11
M-8	Avg Life	25.94	9.21	5.09	4.25	3.76
	First Payment Date	Dec-26	Sep-09	Sep-08	Oct-08	Dec-08
	Last Payment Date	Aug-34	Jul-22	Jan-15	Dec-12	Jan-11
M-9	Avg Life	25.92	9.10	5.02	4.19	3.66
	First Payment Date	Dec-26	Sep-09	Aug-08	Sep-08	Nov-08
	Last Payment Date	Jul-34	Oct-21	Aug-14	Aug-12	Sep-10
M-10	Avg Life	25.89	8.93	4.89	4.07	3.54
	First Payment Date	Dec-26	Sep-09	Aug-08	Sep-08	Oct-08
	Last Payment Date	May-34	Jul-20	Nov-13	Jan-12	Apr-10
M-11	Avg Life	25.79	8.55	4.67	3.88	3.36
	First Payment Date	Dec-26	Sep-09	Aug-08	Aug-08	Sep-08
	Last Payment Date	Jan-34	Mar-19	Nov-12	Apr-11	Oct-09

Class A-1 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	8/25/2005	--
2	9/25/2005	10.25
3	10/25/2005	10.25
4	11/25/2005	10.25
5	12/25/2005	10.25
6	1/25/2006	10.25
7	2/25/2006	10.25
8	3/25/2006	10.25
9	4/25/2006	10.25
10	5/25/2006	10.25
11	6/25/2006	10.25
12	7/25/2006	10.25
13	8/25/2006	10.25
14	9/25/2006	10.25
15	10/25/2006	10.25
16	11/25/2006	10.25
17	12/25/2006	10.25
18	1/25/2007	10.25
19	2/25/2007	10.25
20	3/25/2007	10.25
21	4/25/2007	10.25
22	5/25/2007	10.25
23	6/25/2007	10.25
24	7/25/2007	10.25
25	8/25/2007	10.25
26	9/25/2007	10.25
27	10/25/2007	10.25
28	11/25/2007	10.25
29	12/25/2007	10.25
30	1/25/2008	10.25
31	2/25/2008	10.25
32	3/25/2008	10.25
33	4/25/2008	10.25
34	5/25/2008	10.25
35	6/25/2008	10.25
36	7/25/2008	10.25
37	8/25/2008	10.25
38	9/25/2008	10.25
39	10/25/2008	10.68
40	11/25/2008	10.37
41	12/25/2008	10.71
42	1/25/2009	10.36
43	2/25/2009	10.35
44	3/25/2009	11.46
45	4/25/2009	10.39

Class A-1 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	5/25/2009	10.73
47	6/25/2009	10.38
48	7/25/2009	10.72
49	8/25/2009	10.37
50	9/25/2009	10.37
51	10/25/2009	10.74
52	11/25/2009	10.40
53	12/25/2009	10.74
54	1/25/2010	10.39
55	2/25/2010	10.39
56	3/25/2010	11.49
57	4/25/2010	10.38
58	5/25/2010	10.72
59	6/25/2010	10.37
60	7/25/2010	10.71
61	8/25/2010	10.36
62	9/25/2010	10.35
63	10/25/2010	10.69
64	11/25/2010	10.34
65	12/25/2010	10.68
66	1/25/2011	10.33
67	2/25/2011	10.33
68	3/25/2011	11.43
69	4/25/2011	10.32
70	5/25/2011	10.66
71	6/25/2011	10.31
72	7/25/2011	10.65
73	8/25/2011	10.30
74	9/25/2011	10.29
75	10/25/2011	10.63
76	11/25/2011	10.28
77	12/25/2011	10.62
78	1/25/2012	10.27
79	2/25/2012	10.27
80	3/25/2012	10.97
81	4/25/2012	10.26
82	5/25/2012	10.60
83	6/25/2012	10.25
84	7/25/2012	10.59
85	8/25/2012	10.24
86	9/25/2012	10.23

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*1 Year CMT: 20%
*Includes Cap Proceeds

Class A-2A, A-2B, and A-2C Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	8/25/2005	--
2	9/25/2005	10.25
3	10/25/2005	10.25
4	11/25/2005	10.25
5	12/25/2005	10.25
6	1/25/2006	10.25
7	2/25/2006	10.25
8	3/25/2006	10.25
9	4/25/2006	10.25
10	5/25/2006	10.25
11	6/25/2006	10.25
12	7/25/2006	10.25
13	8/25/2006	10.25
14	9/25/2006	10.25
15	10/25/2006	10.25
16	11/25/2006	10.25
17	12/25/2006	10.25
18	1/25/2007	10.25
19	2/25/2007	10.25
20	3/25/2007	10.25
21	4/25/2007	10.25
22	5/25/2007	10.25
23	6/25/2007	10.25
24	7/25/2007	10.25
25	8/25/2007	10.25
26	9/25/2007	10.25
27	10/25/2007	10.25
28	11/25/2007	10.25
29	12/25/2007	10.25
30	1/25/2008	10.25
31	2/25/2008	10.25
32	3/25/2008	10.25
33	4/25/2008	10.25
34	5/25/2008	10.25
35	6/25/2008	10.25
36	7/25/2008	10.25
37	8/25/2008	10.25
38	9/25/2008	10.25
39	10/25/2008	10.25
40	11/25/2008	10.25
41	12/25/2008	10.25
42	1/25/2009	10.25
43	2/25/2009	10.25
44	3/25/2009	10.94
45	4/25/2009	10.25

Class A-2A, A-2B, and A-2C Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	5/25/2009	10.25
47	6/25/2009	10.25
48	7/25/2009	10.25
49	8/25/2009	10.25
50	9/25/2009	10.25
51	10/25/2009	10.26
52	11/25/2009	10.25
53	12/25/2009	10.25
54	1/25/2010	10.25
55	2/25/2010	10.25
56	3/25/2010	10.97
57	4/25/2010	10.25
58	5/25/2010	10.25
59	6/25/2010	10.25
60	7/25/2010	10.25
61	8/25/2010	10.25
62	9/25/2010	10.25
63	10/25/2010	10.25
64	11/25/2010	10.25
65	12/25/2010	10.25
66	1/25/2011	10.25
67	2/25/2011	10.25
68	3/25/2011	10.90
69	4/25/2011	10.25
70	5/25/2011	10.25
71	6/25/2011	10.25
72	7/25/2011	10.25
73	8/25/2011	10.25
74	9/25/2011	10.25
75	10/25/2011	10.25
76	11/25/2011	10.25
77	12/25/2011	10.25
78	1/25/2012	10.25
79	2/25/2012	10.25
80	3/25/2012	10.46
81	4/25/2012	10.25
82	5/25/2012	10.25
83	6/25/2012	10.25
84	7/25/2012	10.25
85	8/25/2012	10.25
86	9/25/2012	10.25

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*1 Year CMT: 20%
*Includes Cap Proceeds

Class M Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	8/25/2005	--
2	9/25/2005	10.25
3	10/25/2005	10.25
4	11/25/2005	10.25
5	12/25/2005	10.25
6	1/25/2006	10.25
7	2/25/2006	10.25
8	3/25/2006	10.25
9	4/25/2006	10.25
10	5/25/2006	10.25
11	6/25/2006	10.25
12	7/25/2006	10.25
13	8/25/2006	10.25
14	9/25/2006	10.25
15	10/25/2006	10.25
16	11/25/2006	10.25
17	12/25/2006	10.25
18	1/25/2007	10.25
19	2/25/2007	10.25
20	3/25/2007	10.25
21	4/25/2007	10.25
22	5/25/2007	10.25
23	6/25/2007	10.25
24	7/25/2007	10.25
25	8/25/2007	10.25
26	9/25/2007	10.25
27	10/25/2007	10.25
28	11/25/2007	10.25
29	12/25/2007	10.25
30	1/25/2008	10.25
31	2/25/2008	10.25
32	3/25/2008	10.25
33	4/25/2008	10.25
34	5/25/2008	10.25
35	6/25/2008	10.25
36	7/25/2008	10.25
37	8/25/2008	10.25
38	9/25/2008	10.25
39	10/25/2008	10.55
40	11/25/2008	10.33
41	12/25/2008	10.57
42	1/25/2009	10.33
43	2/25/2009	10.32
44	3/25/2009	11.31
45	4/25/2009	10.35

Class M Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	5/25/2009	10.59
47	6/25/2009	10.34
48	7/25/2009	10.58
49	8/25/2009	10.34
50	9/25/2009	10.33
51	10/25/2009	10.60
52	11/25/2009	10.36
53	12/25/2009	10.60
54	1/25/2010	10.35
55	2/25/2010	10.35
56	3/25/2010	11.34
57	4/25/2010	10.34
58	5/25/2010	10.58
59	6/25/2010	10.33
60	7/25/2010	10.57
61	8/25/2010	10.32
62	9/25/2010	10.32
63	10/25/2010	10.56
64	11/25/2010	10.31
65	12/25/2010	10.55
66	1/25/2011	10.31
67	2/25/2011	10.30
68	3/25/2011	11.27
69	4/25/2011	10.30
70	5/25/2011	10.54
71	6/25/2011	10.29
72	7/25/2011	10.53
73	8/25/2011	10.28
74	9/25/2011	10.28
75	10/25/2011	10.52
76	11/25/2011	10.27
77	12/25/2011	10.51
78	1/25/2012	10.27
79	2/25/2012	10.26
80	3/25/2012	10.82
81	4/25/2012	10.26
82	5/25/2012	10.49
83	6/25/2012	10.25
84	7/25/2012	10.49
85	8/25/2012	10.24
86	9/25/2012	10.24

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*1 Year CMT: 20%
*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static Curve[1][2])	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	1 Year Treasury (%)	Excess Spread in bp (Forward Curve[1])	Period	Excess Spread in bp (Static Curve[1][2])	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	1 Year Treasury (%)	Excess Spread in bp (Forward Curve[1])
1	280	3.3800	3.8100	3.8100	280	45	331	4.3531	4.4153	4.4153	279
2	232	3.6025	3.9239	3.9239	210	46	343	4.3587	4.4236	4.4236	294
3	244	3.7396	4.0073	4.0073	209	47	330	4.3654	4.4337	4.4337	277
4	232	3.8361	4.0743	4.0743	187	48	343	4.3715	4.4421	4.4421	292
5	244	3.9628	4.1221	4.1221	188	49	330	4.3942	4.4511	4.4511	274
6	232	4.1327	4.1550	4.1550	157	50	330	4.4006	4.4580	4.4580	274
7	231	4.0558	4.1569	4.1569	165	51	342	4.4065	4.4625	4.4625	292
8	267	4.1205	4.1613	4.1613	200	52	329	4.4135	4.4682	4.4682	275
9	231	4.1215	4.1580	4.1580	158	53	342	4.4188	4.4744	4.4744	290
10	242	4.1248	4.1573	4.1573	171	54	329	4.4244	4.4795	4.4795	273
11	230	4.1585	4.1596	4.1596	154	55	329	4.4309	4.4846	4.4846	273
12	242	4.1513	4.1585	4.1585	169	56	366	4.4350	4.4916	4.4916	320
13	230	4.0788	4.1636	4.1636	161	57	329	4.4409	4.4985	4.4985	274
14	230	4.0983	4.1818	4.1818	159	58	341	4.4457	4.5043	4.5043	289
15	241	4.1181	4.1991	4.1991	171	59	328	4.4511	4.5111	4.5111	272
16	229	4.1372	4.2190	4.2190	155	60	341	4.4559	4.5166	4.5166	288
17	240	4.1543	4.2358	4.2358	167	61	328	4.4686	4.5228	4.5228	270
18	228	4.1738	4.2540	4.2540	151	62	328	4.4733	4.5280	4.5280	270
19	228	4.1922	4.2726	4.2726	150	63	340	4.4775	4.5313	4.5313	287
20	293	4.2075	4.2758	4.2758	228	64	328	4.4829	4.5361	4.5361	271
21	328	4.2262	4.2783	4.2783	276	65	340	4.4870	4.5407	4.5407	286
22	342	4.2433	4.2793	4.2793	292	66	327	4.4916	4.5448	4.5448	270
23	329	4.2595	4.2794	4.2794	275	67	327	4.4961	4.5487	4.5487	269
24	341	4.2771	4.2777	4.2777	288	68	365	4.4994	4.5575	4.5575	317
25	328	4.2117	4.2754	4.2754	278	69	327	4.5042	4.5659	4.5659	270
26	327	4.2215	4.2851	4.2851	277	70	339	4.5087	4.5737	4.5737	286
27	339	4.2319	4.2944	4.2944	291	71	327	4.5124	4.5826	4.5826	269
28	326	4.2421	4.3047	4.3047	275	72	339	4.5157	4.5899	4.5899	284
29	338	4.2514	4.3138	4.3138	289	73	327	4.5443	4.5992	4.5992	266
30	325	4.2613	4.3244	4.3244	272	74	328	4.5483	4.6022	4.6022	267
31	325	4.2710	4.3326	4.3326	271	75	341	4.5518	4.6052	4.6052	285
32	350	4.2798	4.3374	4.3374	303	76	329	4.5559	4.6098	4.6098	270
33	338	4.2894	4.3425	4.3425	279	77	342	4.5594	4.6124	4.6124	286
34	342	4.2982	4.3459	4.3459	295	78	330	4.5643	4.6161	4.6161	270
35	329	4.3082	4.3499	4.3499	278	79	330	4.5672	4.6197	4.6197	270
36	341	4.3148	4.3531	4.3531	292	80	356	4.5697	4.6293	4.6293	303
37	328	4.2987	4.3562	4.3562	278	81	332	4.5742	4.6403	4.6403	273
38	327	4.3064	4.3645	4.3645	276	82	345	4.5766	4.6511	4.6511	290
39	342	4.3131	4.3698	4.3698	294	83	333	4.5798	4.6611	4.6611	274
40	330	4.3201	4.3763	4.3763	279	84	346	4.5832	4.6713	4.6713	291
41	343	4.3271	4.3827	4.3827	294	85	334	4.6285	4.6827	4.6827	271
42	331	4.3339	4.3896	4.3896	278	86	335	4.6318	4.6858	4.6858	273
43	331	4.3415	4.3955	4.3955	277						
44	368	4.3465	4.4058	4.4058	324						

1. Includes 1 Month LIBOR, 6 Month LIBOR, and 1 Year Treasury.
2. 1 Year Treasury is 3.59%

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	3,435	Index Type:	
Aggregate Principal Balance:	$568,693,449	6 Month LIBOR:	79.93%
Conforming Principal Balance Loans:	$481,703,911	1 Year CMT	0.11%
Average Principal Balance:	$165,559	Fixed Rate:	19.96%
Range:	$15,340 - $946,181	W.A. Initial Periodic Cap:	2.999%
W.A. Coupon:	6.620%	W.A. Subsequent Periodic Cap:	1.004%
Range:	3.750% - 11.250%	W.A. Lifetime Rate Cap:	6.014%
W.A. Gross Margin:	4.254%	Property Type:	
Range:	1.750% - 9.770%	Single Family:	89.89%
W.A. Remaining Term:	346 months	Condo:	4.34%
Range:	114 months - 357 months	2-4 Family:	3.34%
W.A. Seasoning:	4 months	PUD:	2.41%
Latest Maturity Date:	April 1, 2035	Townhouse:	0.03%
State Concentration (Top 5):			
California:	19.09%	Occupancy Status:	
Maryland:	8.62%	Primary:	98.11%
Florida:	6.74%	Investment:	1.62%
New Jersey:	5.84%	Second Home:	0.27%
Illinois:	5.16%	Documentation Status:	
W.A. Original Combined LTV:	79.02%	Full:	99.80%
Range:	6.53% - 100.00%	Stated:	0.20%
W.A. Effective Original Combined LTV:	74.22%		
Range:	6.53% - 96.48%	Non-Zero W.A. Prepayment Penalty – Term (months):	26
First Liens:	100.00%		
Second Liens:	0.00%	Loans with Prepay Penalties:	66.43%
Non-Balloon Loans:	96.87%	Loans with Primary Mortgage Insurance:	36.84%
Non-Zero W.A. FICO Score:	624		

DESCRIPTION OF THE TOTAL COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 10 Year	3	208,989	0.04	5.899	767	51.86
Fixed - 15 Year	96	9,980,193	1.75	6.785	648	68.58
Fixed - 20 Year	11	1,372,974	0.24	6.610	647	73.20
Fixed - 25 Year	5	695,806	0.12	7.071	633	80.26
Fixed - 30 Year	523	83,465,258	14.68	6.677	642	72.40
Balloon - 15/30	89	17,795,929	3.13	6.241	654	72.53
ARM - 2 Year/6 Month	2,552	427,148,819	75.11	6.633	618	80.74
ARM - 3 Year/6 Month	152	27,381,693	4.81	6.431	631	80.61
ARM - 1 Year	4	643,788	0.11	6.572	657	89.97
Total:	**3,435**	**568,693,449**	**100.00**	**6.620**	**624**	**79.02**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	219	8,445,916	1.49	7.950	599	70.24
50,000.01 - 100,000.00	766	59,797,579	10.51	7.209	613	78.93
100,000.01 - 150,000.00	870	108,453,725	19.07	6.942	618	80.79
150,000.01 - 200,000.00	672	116,139,395	20.42	6.631	616	79.13
200,000.01 - 250,000.00	356	79,545,482	13.99	6.484	624	79.37
250,000.01 - 300,000.00	219	59,318,516	10.43	6.238	633	79.34
300,000.01 - 350,000.00	131	42,210,137	7.42	6.417	628	79.58
350,000.01 - 400,000.00	81	30,292,753	5.33	5.993	647	78.39
400,000.01 - 450,000.00	41	17,358,896	3.05	6.530	636	80.16
450,000.01 - 500,000.00	22	10,375,044	1.82	6.322	641	79.99
500,000.01 - 550,000.00	17	9,001,343	1.58	6.068	639	76.60
550,000.01 - 600,000.00	11	6,356,060	1.12	6.567	634	78.61
600,000.01 - 650,000.00	8	5,037,027	0.89	6.307	608	74.38
650,000.01 - 700,000.00	7	4,733,225	0.83	5.997	612	72.70
700,000.01 - 750,000.00	6	4,351,487	0.77	6.118	643	64.87
750,000.01 - 800,000.00	6	4,659,469	0.82	5.953	660	72.81
800,000.01 - 850,000.00	1	798,600	0.14	5.375	660	70.00
850,000.01 - 900,000.00	1	872,614	0.15	6.500	669	58.33
900,000.01 - 950,000.00	1	946,181	0.17	5.990	620	64.41
Total:	**3,435**	**568,693,449**	**100.00**	**6.620**	**624**	**79.02**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	219	8,445,916	1.49	7.950	599	70.24
50,000.01 - 100,000.00	768	59,959,611	10.54	7.207	613	78.96
100,000.01 - 150,000.00	872	108,891,355	19.15	6.940	619	80.81
150,000.01 - 200,000.00	672	116,334,450	20.46	6.628	616	79.05
200,000.01 - 250,000.00	357	79,995,937	14.07	6.479	624	79.44
250,000.01 - 300,000.00	216	58,669,949	10.32	6.247	633	79.36
300,000.01 - 350,000.00	132	42,660,217	7.50	6.385	627	79.54
350,000.01 - 400,000.00	79	29,645,301	5.21	6.026	647	78.37
400,000.01 - 450,000.00	40	16,959,662	2.98	6.534	636	80.16
450,000.01 - 500,000.00	22	10,375,044	1.82	6.322	641	79.99
500,000.01 - 550,000.00	17	9,001,343	1.58	6.068	639	76.60
550,000.01 - 600,000.00	11	6,356,060	1.12	6.567	634	78.61
600,000.01 - 650,000.00	9	5,686,876	1.00	6.215	612	75.02
650,000.01 - 700,000.00	6	4,083,376	0.72	6.076	607	71.54
700,000.01 - 750,000.00	7	5,101,226	0.90	5.972	656	66.34
750,000.01 - 800,000.00	6	4,708,331	0.83	5.987	648	72.00
850,000.01 - 900,000.00	1	872,614	0.15	6.500	669	58.33
900,000.01 - 950,000.00	1	946,181	0.17	5.990	620	64.41
Total:	**3,435**	**568,693,449**	**100.00**	**6.620**	**624**	**79.02**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
61 - 120	3	208,989	0.04	5.899	767	51.86
121 - 180	185	27,776,122	4.88	6.436	652	71.11
181 - 240	11	1,372,974	0.24	6.610	647	73.20
241 - 300	5	695,806	0.12	7.071	633	80.26
301 - 360	3,231	538,639,558	94.72	6.630	622	79.45
Total:	**3,435**	**568,693,449**	**100.00**	**6.620**	**624**	**79.02**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	4	934,174	0.16	3.833	710	74.56
4.000 - 4.499	8	1,571,887	0.28	4.279	678	72.47
4.500 - 4.999	70	15,416,782	2.71	4.867	691	72.39
5.000 - 5.499	138	31,600,769	5.56	5.255	678	72.49
5.500 - 5.999	673	139,771,357	24.58	5.800	645	75.05
6.000 - 6.499	402	75,202,123	13.22	6.251	629	78.56
6.500 - 6.999	822	137,475,332	24.17	6.737	616	80.16
7.000 - 7.499	365	53,777,397	9.46	7.247	606	84.66
7.500 - 7.999	506	67,532,108	11.87	7.719	595	83.52
8.000 - 8.499	159	18,678,894	3.28	8.224	585	85.33
8.500 - 8.999	169	16,542,778	2.91	8.705	565	81.92
9.000 - 9.499	47	4,444,828	0.78	9.275	546	76.25
9.500 - 9.999	52	4,423,635	0.78	9.672	540	77.90
10.000 - 10.499	7	561,471	0.10	10.240	549	78.01
10.500 - 10.999	11	634,495	0.11	10.668	529	78.82
11.000 - 11.499	2	125,417	0.02	11.098	559	78.25
Total:	**3,435**	**568,693,449**	**100.00**	**6.620**	**624**	**79.02**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	150	17,489,166	3.08	6.277	629	39.43
50.01 - 55.00	52	8,656,477	1.52	6.107	624	52.87
55.01 - 60.00	111	18,310,068	3.22	6.492	621	57.65
60.01 - 65.00	153	28,433,084	5.00	6.380	613	63.17
65.01 - 70.00	243	41,866,512	7.36	6.315	609	68.71
70.01 - 75.00	337	58,634,642	10.31	6.599	604	73.91
75.01 - 80.00	1,071	185,638,178	32.64	6.313	635	79.60
80.01 - 85.00	326	54,387,597	9.56	6.829	618	84.41
85.01 - 90.00	573	92,966,068	16.35	7.075	615	89.59
90.01 - 95.00	238	36,410,836	6.40	7.091	641	94.61
95.01 - 100.00	181	25,900,820	4.55	7.387	640	99.91
Total:	**3,435**	**568,693,449**	**100.00**	**6.620**	**624**	**79.02**

Effective Original Combined Loan-to-Value Ratio

Effective Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Effective Original CLTV (%)
Less than or equal to 50.00	150	17,489,166	3.08	6.277	629	39.43
50.01 - 55.00	52	8,656,477	1.52	6.107	624	52.87
55.01 - 60.00	111	18,310,068	3.22	6.492	621	57.65
60.01 - 65.00	333	54,197,219	9.53	6.859	626	64.02
65.01 - 70.00	243	41,866,512	7.36	6.315	609	68.71
70.01 - 75.00	340	59,081,187	10.39	6.609	604	73.92
75.01 - 80.00	2,205	368,956,135	64.88	6.656	628	79.36
95.01 - 100.00	1	136,685	0.02	7.375	607	96.48
Total:	**3,435**	**568,693,449**	**100.00**	**6.620**	**624**	**74.22**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Not Available	18	1,392,166	0.24	7.915	0	75.98
500 - 524	79	9,355,541	1.65	8.760	515	72.01
525 - 549	215	30,780,453	5.41	7.765	539	71.73
550 - 574	458	70,633,344	12.42	7.002	564	75.93
575 - 599	636	100,812,559	17.73	6.817	587	78.48
600 - 624	583	92,339,137	16.24	6.756	611	81.96
625 - 649	514	88,297,748	15.53	6.551	637	83.50
650 - 674	421	78,261,339	13.76	6.096	663	79.11
675 - 699	246	47,058,156	8.27	5.994	686	80.10
700 - 724	114	20,958,276	3.69	5.959	710	78.36
725 - 749	74	13,895,262	2.44	5.730	736	76.43
750 - 774	41	8,313,988	1.46	5.740	760	75.18
775 - 799	29	5,180,182	0.91	5.772	786	69.71
800 - 824	7	1,415,298	0.25	5.379	803	58.59
Total:	**3,435**	**568,693,449**	**100.00**	**6.620**	**624**	**79.02**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	385	108,578,779	19.09	5.947	648	72.11
Maryland	231	49,039,083	8.62	6.557	617	80.61
Florida	228	38,304,882	6.74	6.734	613	80.35
New Jersey	153	33,235,145	5.84	6.765	606	77.10
Illinois	192	29,361,073	5.16	6.764	621	82.27
Virginia	148	27,460,500	4.83	6.487	623	78.49
Wisconsin	197	23,786,804	4.18	7.127	620	82.35
New York	110	20,146,151	3.54	6.640	617	74.16
Minnesota	91	15,673,136	2.76	6.741	616	79.91
Texas	114	15,630,937	2.75	6.968	625	82.41
Michigan	127	15,142,430	2.66	6.991	619	83.16
Georgia	98	14,681,222	2.58	7.167	613	84.03
Missouri	124	13,674,704	2.40	6.957	623	84.67
Ohio	117	13,125,993	2.31	6.771	617	83.48
Pennsylvania	115	12,589,763	2.21	7.171	592	79.90
Arizona	66	11,640,893	2.05	6.588	629	84.06
North Carolina	95	11,133,543	1.96	6.981	623	83.38
Washington	56	10,716,082	1.88	6.019	644	80.42
Massachusetts	40	9,569,948	1.68	6.744	597	75.34
Colorado	48	8,166,067	1.44	6.328	635	81.68
Nevada	32	7,209,780	1.27	6.428	621	76.71
South Carolina	65	7,090,454	1.25	7.170	621	80.81
Tennessee	69	6,884,050	1.21	7.114	613	81.10
Indiana	61	5,875,098	1.03	7.435	610	86.24
Louisiana	54	5,733,241	1.01	7.017	614	85.45

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Alabama	54	5,381,645	0.95	7.188	609	84.51
Iowa	48	4,570,393	0.80	7.060	637	84.04
District of Columbia	28	4,524,201	0.80	6.492	600	68.37
Connecticut	18	3,892,343	0.68	7.392	592	80.48
Oregon	21	3,580,028	0.63	6.333	657	75.67
Mississippi	36	3,142,741	0.55	7.251	605	84.29
Delaware	17	3,060,003	0.54	7.114	603	80.11
Rhode Island	14	2,729,123	0.48	6.181	607	77.22
Wyoming	21	2,519,477	0.44	5.862	664	79.53
Kansas	21	2,500,035	0.44	7.200	610	85.66
Hawaii	9	2,132,851	0.38	6.104	673	77.27
Kentucky	18	2,061,034	0.36	6.730	630	80.85
West Virginia	18	1,955,255	0.34	6.458	643	81.68
Maine	12	1,814,425	0.32	6.503	632	80.48
South Dakota	13	1,711,703	0.30	7.532	588	77.24
Oklahoma	16	1,609,598	0.28	6.847	650	87.23
Utah	8	1,506,613	0.26	6.780	652	81.90
Nebraska	13	1,276,399	0.22	7.175	637	85.59
Arkansas	8	1,134,397	0.20	7.055	592	79.15
Montana	7	944,099	0.17	6.021	638	75.80
New Hampshire	4	559,589	0.10	6.710	683	85.49
Alaska	4	554,737	0.10	7.455	616	90.23
North Dakota	5	423,714	0.07	7.051	644	83.88
New Mexico	3	397,157	0.07	6.609	630	85.29
Idaho	3	262,132	0.05	7.274	616	81.82
Total:	**3,435**	**568,693,449**	**100.00**	**6.620**	**624**	**79.02**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	3,333	557,937,503	98.11	6.616	623	79.18
Investment	91	9,225,698	1.62	6.799	652	68.85
Second Home	11	1,530,247	0.27	7.127	650	80.48
Total:	**3,435**	**568,693,449**	**100.00**	**6.620**	**624**	**79.02**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	3,429	567,576,706	99.80	6.621	624	79.03
Stated Documentation	6	1,116,742	0.20	6.125	714	75.23
Total:	**3,435**	**568,693,449**	**100.00**	**6.620**	**624**	**79.02**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Refinance - Cashout	2,287	388,971,731	68.40	6.668	614	76.97
Purchase	859	132,122,480	23.23	6.469	650	84.37
Refinance - Rate Term	289	47,599,238	8.37	6.649	630	80.91
Total:	**3,435**	**568,693,449**	**100.00**	**6.620**	**624**	**79.02**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	3,117	511,179,314	89.89	6.632	623	79.12
Condo	156	24,666,605	4.34	6.361	636	80.27
2-4 Family	97	19,002,718	3.34	6.585	616	74.63
PUD	64	13,701,256	2.41	6.700	634	79.11
Townhouse	1	143,555	0.03	5.950	697	80.00
Total:	**3,435**	**568,693,449**	**100.00**	**6.620**	**624**	**79.02**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
November 2005	2	233,772	0.05	6.409	689	83.64
January 2006	1	278,476	0.06	6.625	637	100.00
February 2006	2	267,644	0.06	7.472	614	66.43
March 2006	3	326,816	0.07	6.597	648	81.50
April 2006	9	1,554,397	0.34	6.484	587	80.24
May 2006	2	323,320	0.07	7.485	580	88.44
June 2006	5	642,526	0.14	6.506	646	83.54
July 2006	2	612,622	0.13	6.308	664	81.07
August 2006	11	1,855,303	0.41	6.940	623	74.69
September 2006	37	8,861,966	1.95	5.941	669	78.65
October 2006	42	8,264,961	1.82	5.627	686	76.86
November 2006	40	8,713,374	1.91	5.661	681	78.45
December 2006	109	21,248,384	4.67	6.134	656	77.35
January 2007	138	21,911,977	4.81	6.464	642	79.70
February 2007	365	56,345,731	12.38	6.690	626	79.82
March 2007	531	88,406,197	19.42	6.857	611	80.78
April 2007	1,257	207,945,141	45.68	6.699	604	81.81
August 2007	1	96,157	0.02	6.375	707	65.00
October 2007	4	759,046	0.17	5.593	718	80.00
November 2007	2	224,013	0.05	5.527	693	77.71
December 2007	10	2,130,803	0.47	5.642	658	74.15
January 2008	10	1,128,745	0.25	6.521	672	78.92
February 2008	19	3,201,319	0.70	6.910	611	74.82
March 2008	29	5,452,370	1.20	6.537	617	81.10
April 2008	77	14,389,242	3.16	6.453	628	82.99
Total:	**2,708**	**455,174,300**	**100.00**	**6.621**	**618**	**80.74**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.500 - 1.999	8	1,644,891	0.36	5.361	675	69.94
2.000 - 2.499	124	24,684,488	5.42	5.701	634	72.84
2.500 - 2.999	296	55,762,236	12.25	5.829	633	77.71
3.000 - 3.499	385	66,812,846	14.68	6.078	640	79.92
3.500 - 3.999	397	76,154,664	16.73	6.394	631	82.62
4.000 - 4.499	399	65,653,957	14.42	6.860	606	83.72
4.500 - 4.999	228	39,174,347	8.61	6.777	612	80.92
5.000 - 5.499	220	37,307,999	8.20	7.012	608	82.36
5.500 - 5.999	193	28,469,908	6.25	7.209	597	78.29
6.000 - 6.499	116	16,891,458	3.71	7.352	602	82.68
6.500 - 6.999	150	17,702,805	3.89	7.424	602	81.59
7.000 - 7.499	55	7,572,135	1.66	7.916	593	84.60
7.500 - 7.999	72	10,141,590	2.23	8.208	585	83.82
8.000 - 8.499	28	3,252,791	0.71	8.618	567	81.58
8.500 - 8.999	22	2,631,303	0.58	9.054	545	78.79
9.000 - 9.499	6	640,119	0.14	9.336	536	73.97
9.500 - 9.999	9	676,764	0.15	9.837	534	80.61
Total:	**2,708**	**455,174,300**	**100.00**	**6.621**	**618**	**80.74**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
9.500 - 9.999	4	934,174	0.21	3.833	710	74.56
10.000 - 10.499	8	1,571,887	0.35	4.279	678	72.47
10.500 - 10.999	64	13,499,211	2.97	4.860	681	75.51
11.000 - 11.499	119	26,821,244	5.89	5.256	670	74.39
11.500 - 11.999	527	107,275,185	23.57	5.795	638	77.06
12.000 - 12.499	320	58,537,116	12.86	6.256	627	80.10
12.500 - 12.999	634	107,398,831	23.60	6.728	611	82.24
13.000 - 13.499	296	46,014,353	10.11	7.224	604	86.19
13.500 - 13.999	392	52,996,459	11.64	7.696	592	84.75
14.000 - 14.499	121	16,415,641	3.61	8.133	583	85.28
14.500 - 14.999	130	14,272,147	3.14	8.629	559	81.76
15.000 - 15.499	38	4,064,877	0.89	9.186	545	78.15
15.500 - 15.999	45	4,512,802	0.99	9.561	537	78.39
16.000 - 16.499	4	455,725	0.10	10.227	543	78.14
16.500 - 16.999	6	404,647	0.09	10.588	539	84.51
Total:	**2,708**	**455,174,300**	**100.00**	**6.621**	**618**	**80.74**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	4	934,174	0.21	3.833	710	74.56
4.000 - 4.499	8	1,571,887	0.35	4.279	678	72.47
4.500 - 4.999	64	13,499,211	2.97	4.860	681	75.51
5.000 - 5.499	119	26,821,244	5.89	5.256	670	74.39
5.500 - 5.999	530	107,986,391	23.72	5.795	639	76.98
6.000 - 6.499	321	58,847,879	12.93	6.258	626	80.07
6.500 - 6.999	650	109,552,702	24.07	6.733	611	82.34
7.000 - 7.499	288	44,954,254	9.88	7.247	603	86.45
7.500 - 7.999	395	53,939,103	11.85	7.719	590	84.48
8.000 - 8.499	115	14,858,202	3.26	8.229	581	86.04
8.500 - 8.999	128	13,663,011	3.00	8.701	559	81.77
9.000 - 9.499	35	3,776,572	0.83	9.287	543	78.05
9.500 - 9.999	41	3,909,297	0.86	9.662	536	77.97
10.000 - 10.499	4	455,725	0.10	10.227	543	78.14
10.500 - 10.999	6	404,647	0.09	10.588	539	84.51
Total:	**2,708**	**455,174,300**	**100.00**	**6.621**	**618**	**80.74**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000	4	643,788	0.14	6.572	657	89.97
3.000	2,704	454,530,512	99.86	6.621	618	80.73
Total:	**2,708**	**455,174,300**	**100.00**	**6.621**	**618**	**80.74**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2,693	452,393,584	99.39	6.620	619	80.78
1.500	10	1,817,823	0.40	6.548	593	68.53
2.000	5	962,894	0.21	6.996	619	86.67
Total:	**2,708**	**455,174,300**	**100.00**	**6.621**	**618**	**80.74**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.500 - 5.999	1	149,562	0.03	8.750	610	100.00
6.000 - 6.499	2,657	446,165,870	98.02	6.608	619	80.79
6.500 - 6.999	26	4,638,335	1.02	7.207	588	75.50
7.000 - 7.499	24	4,220,533	0.93	7.209	601	81.25
Total:	**2,708**	**455,174,300**	**100.00**	**6.621**	**618**	**80.74**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,163	190,906,241	33.57	6.810	616	78.31
12	82	14,101,602	2.48	6.803	637	77.71
24	1,649	273,012,387	48.01	6.529	621	81.09
36	541	90,673,218	15.94	6.469	645	73.42
Total:	**3,435**	**568,693,449**	**100.00**	**6.620**	**624**	**79.02**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	2,832	Index Type:	
Aggregate Principal Balance:	$400,513,382	6 Month LIBOR:	79.91%
Conforming Principal Balance Loans:	$400,513,382	1 Year CMT:	0.09%
Average Principal Balance:	$141,424	Fixed Rate:	20.00%
Range:	$15,340 - $402,073	W.A. Initial Periodic Cap:	2.999%
W.A. Coupon:	6.770%	W.A. Subsequent Periodic Cap:	1.004%
Range:	3.750% - 11.025%	W.A. Lifetime Rate Cap:	6.016%
W.A. Gross Margin:	4.423%	Property Type:	
Range:	1.750% - 9.770%	Single Family:	89.24%
W.A. Remaining Term:	347 months	Condo:	4.37%
Range:	114 months - 357 months	2-4 Family:	3.89%
W.A. Seasoning:	4 months	PUD:	2.45%
Latest Maturity Date:	April 1, 2035	Townhouse:	0.04%
State Concentration (Top 5):			
California:	11.72%	Occupancy Status:	
Maryland:	8.47%	Primary:	97.83%
Florida:	7.19%	Investment:	1.87%
Illinois:	6.55%	Second Home:	0.29%
New Jersey:	6.29%	Documentation Status:	
W.A. Original Combined LTV:	78.84%	Full:	99.98%
Range:	6.53% - 100.00%	Stated:	0.02%
W.A. EffectiveOriginal Combined LTV:	73.98%		
Range:	6.53% - 96.48%	Non-Zero W.A. Prepayment Penalty – Term (months):	26
First Liens:	100.00%		
Second Liens:	0.00%	Loans with Prepay Penalties:	64.85%
Non-Balloon Loans:	97.11%	Interest Only Loans:	0.00%
Non-Zero W.A. FICO Score:	615	Loans with Primary Mortgage Insurance:	40.33%

DESCRIPTION OF THE GROUP I COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 10 Year	3	208,989	0.05	5.899	767	51.86
Fixed - 15 Year	68	8,055,925	2.01	6.577	647	67.28
Fixed - 20 Year	7	1,150,691	0.29	6.455	657	75.44
Fixed - 25 Year	5	695,806	0.17	7.071	633	80.26
Fixed - 30 Year	395	58,426,254	14.59	6.778	630	72.89
Balloon - 15/30	70	11,566,705	2.89	6.372	653	72.05
ARM - 2 Year/6 Month	2,156	302,149,611	75.44	6.796	609	80.49
ARM - 3 Year/6 Month	125	17,894,088	4.47	6.676	619	80.31
ARM - 1 Year	3	365,312	0.09	6.532	672	82.33
Total:	**2,832**	**400,513,382**	**100**	**6.77**	**615**	**78.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	163	6,040,926	1.51	7.835	593	69.78
50,000.01 - 100,000.00	720	57,150,551	14.27	7.176	613	79.35
100,000.01 - 150,000.00	869	108,391,108	27.06	6.943	618	80.79
150,000.01 - 200,000.00	557	96,156,443	24.01	6.682	610	77.66
200,000.01 - 250,000.00	277	62,141,833	15.52	6.535	614	78.17
250,000.01 - 300,000.00	164	44,432,184	11.09	6.367	624	78.19
300,000.01 - 350,000.00	79	25,049,253	6.25	6.487	615	78.53
350,000.01 - 400,000.00	2	749,013	0.19	6.367	612	81.73
400,000.01 - 450,000.00	1	402,073	0.10	6.990	643	85.00
Total:	**2,832**	**400,513,382**	**100**	**6.77**	**615**	**78.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	163	6,040,926	1.51	7.835	593	69.78
50,000.01 - 100,000.00	721	57,249,966	14.29	7.176	613	79.37
100,000.01 - 150,000.00	872	108,891,355	27.19	6.940	619	80.81
150,000.01 - 200,000.00	555	95,953,088	23.96	6.684	609	77.56
200,000.01 - 250,000.00	277	62,243,789	15.54	6.539	614	78.26
250,000.01 - 300,000.00	163	44,233,261	11.04	6.360	624	78.21
300,000.01 - 350,000.00	78	24,749,911	6.18	6.484	615	78.45
350,000.01 - 400,000.00	2	749,013	0.19	6.367	612	81.73
400,000.01 - 450,000.00	1	402,073	0.10	6.990	643	85
Total:	**2,832**	**400,513,382**	**100.00**	**6.770**	**615**	**78.84**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
61 - 120	3	208,989	0.05	5.899	767	51.86
121 - 180	138	19,622,631	4.90	6.456	650	70.09
181 - 240	7	1,150,691	0.29	6.455	657	75.44
241 - 300	5	695,806	0.17	7.071	633	80.26
301 - 360	2,679	378,835,265	94.59	6.788	613	79.31
Total:	**2,832**	**400,513,382**	**100.00**	**6.770**	**615**	**78.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	1	121,572	0.03	3.750	727	70.00
4.000 - 4.499	4	574,430	0.14	4.277	671	66.64
4.500 - 4.999	39	6,473,872	1.62	4.885	689	69.29
5.000 - 5.499	90	14,830,271	3.70	5.246	668	70.36
5.500 - 5.999	514	86,941,837	21.71	5.806	639	73.95
6.000 - 6.499	325	51,385,599	12.83	6.251	625	77.46
6.500 - 6.999	705	101,033,800	25.23	6.755	612	79.77
7.000 - 7.499	324	45,063,491	11.25	7.241	605	84.05
7.500 - 7.999	447	55,093,121	13.76	7.725	592	83.06
8.000 - 8.499	136	15,591,811	3.89	8.222	583	85.13
8.500 - 8.999	150	15,082,011	3.77	8.700	564	82.28
9.000 - 9.499	39	3,753,568	0.94	9.267	548	75.26
9.500 - 9.999	45	3,784,511	0.94	9.666	539	77.09
10.000 - 10.499	5	266,116	0.07	10.114	514	69.27
10.500 - 10.999	7	432,713	0.11	10.582	537	82.78
11.000 - 11.499	1	84,659	0.02	11.025	559	75.00
Total:	**2,832**	**400,513,382**	**100.00**	**6.770**	**615**	**78.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	136	15,651,307	3.91	6.298	625	39.64
50.01 - 55.00	45	6,672,924	1.67	6.219	611	52.69
55.01 - 60.00	88	12,310,637	3.07	6.602	617	57.68
60.01 - 65.00	129	19,768,726	4.94	6.542	594	63.05
65.01 - 70.00	205	30,102,659	7.52	6.431	602	68.64
70.01 - 75.00	286	40,567,811	10.13	6.747	599	73.88
75.01 - 80.00	808	113,794,811	28.41	6.568	619	79.53
80.01 - 85.00	291	43,971,040	10.98	6.845	613	84.45
85.01 - 90.00	517	76,632,253	19.13	7.098	614	89.57
90.01 - 95.00	201	26,825,522	6.70	7.185	641	94.55
95.01 - 100.00	126	14,215,690	3.55	7.639	635	99.84
Total:	**2,832**	**400,513,382**	**100.00**	**6.770**	**615**	**78.84**

Effective Original Combined Loan-to-Value Ratio

Effective Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Effective Original CLTV (%)
Less than or equal to 50.00	136	15,651,307	3.91	6.298	625	39.64
50.01 - 55.00	45	6,672,924	1.67	6.219	611	52.69
55.01 - 60.00	88	12,310,637	3.07	6.602	617	57.68
60.01 - 65.00	254	33,847,731	8.45	6.999	611	63.83
65.01 - 70.00	205	30,102,659	7.52	6.431	602	68.64
70.01 - 75.00	289	41,014,356	10.24	6.758	598	73.89
75.01 - 80.00	1,814	260,777,082	65.11	6.832	619	79.29
95.01 - 100.00	1	136,685	0.03	7.375	607	96.48
Total:	**2,832**	**400,513,382**	**100.00**	**6.770**	**615**	**73.98**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Not Available	16	1,301,755	0.33	7.797	0	77.56
500 - 524	72	8,675,767	2.17	8.680	516	71.75
525 - 549	197	26,745,004	6.68	7.772	539	71.65
550 - 574	412	57,344,820	14.32	7.054	564	75.73
575 - 599	549	76,051,341	18.99	6.884	587	78.70
600 - 624	501	70,751,645	17.67	6.781	612	81.82
625 - 649	429	64,148,552	16.02	6.609	637	83.00
650 - 674	309	46,457,648	11.60	6.265	662	79.90
675 - 699	174	25,759,983	6.43	6.148	686	79.70
700 - 724	81	10,853,582	2.71	5.921	709	77.62
725 - 749	42	5,051,418	1.26	6.010	735	76.98
750 - 774	26	4,053,619	1.01	5.715	759	71.24
775 - 799	19	2,517,891	0.63	6.062	787	66.05
800 - 824	5	800,356	0.20	5.117	805	51.80
Total:	**2,832**	**400,513,382**	**100.00**	**6.770**	**615**	**78.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	222	46,950,916	11.72	6.129	627	68.53
Maryland	185	33,905,661	8.47	6.653	611	79.77
Florida	193	28,778,522	7.19	6.728	610	79.31
Illinois	180	26,231,600	6.55	6.784	616	81.61
New Jersey	133	25,187,293	6.29	6.800	602	75.95
Wisconsin	185	21,794,938	5.44	7.154	615	81.92
Virginia	124	20,185,964	5.04	6.570	621	77.26
New York	93	14,772,032	3.69	6.714	606	72.59
Minnesota	81	12,866,273	3.21	6.856	613	79.69
Michigan	112	12,226,907	3.05	6.982	618	83.02
Ohio	107	11,530,911	2.88	6.891	615	83.76
Georgia	85	11,423,429	2.85	7.426	604	84.31
Missouri	110	11,262,273	2.81	7.060	617	84.34
Texas	97	11,173,391	2.79	7.130	620	82.70
Pennsylvania	98	9,909,713	2.47	7.169	590	79.03
North Carolina	81	8,249,418	2.06	7.168	618	83.17
Arizona	50	7,401,892	1.85	6.691	620	84.38
Washington	38	6,335,350	1.58	6.200	631	79.78
Massachusetts	30	6,008,716	1.50	6.784	589	72.46
Colorado	38	5,857,518	1.46	6.411	633	79.99
Tennessee	61	5,750,691	1.44	7.032	613	82.47
South Carolina	52	5,689,725	1.42	7.205	617	81.57
Indiana	51	5,106,746	1.28	7.439	611	87.57
Nevada	25	4,856,880	1.21	6.448	616	76.76
Louisiana	45	4,691,569	1.17	7.144	604	85.65

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
District of Columbia	27	4,324,701	1.08	6.470	598	66.91
Iowa	45	4,138,350	1.03	7.200	633	84.48
Alabama	44	4,106,751	1.03	7.281	600	84.59
Connecticut	15	2,845,209	0.71	7.761	575	83.13
Mississippi	30	2,740,003	0.68	7.239	601	83.68
Rhode Island	14	2,729,123	0.68	6.181	607	77.22
Wyoming	20	2,332,445	0.58	5.861	664	79.58
Oregon	15	2,173,404	0.54	6.385	655	75.38
Delaware	13	1,971,447	0.49	7.113	603	79.69
Maine	11	1,755,126	0.44	6.453	633	82.77
Kansas	15	1,645,672	0.41	6.742	616	81.58
Hawaii	7	1,503,098	0.38	6.347	651	76.13
Kentucky	15	1,495,621	0.37	6.698	624	80.37
West Virginia	14	1,279,583	0.32	6.396	657	79.70
Oklahoma	12	1,150,074	0.29	6.932	646	89.24
South Dakota	12	1,113,848	0.28	7.415	606	82.92
Nebraska	12	995,682	0.25	6.977	636	81.52
Montana	7	944,099	0.24	6.021	638	75.80
Utah	5	781,559	0.20	7.605	620	79.18
Arkansas	6	469,949	0.12	6.698	659	86.59
North Dakota	5	423,714	0.11	7.051	644	83.88
New Hampshire	3	398,942	0.10	6.341	679	79.65
New Mexico	3	397,157	0.10	6.609	630	85.29
Alaska	3	387,366	0.10	7.489	626	88.17
Idaho	3	262,132	0.07	7.274	616	81.82
Total:	**2,832**	**400,513,382**	**100.00**	**6.770**	**615**	**78.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	2,745	391,831,001	97.83	6.769	614	79.03
Investment	77	7,503,908	1.87	6.773	645	68.50
Second Home	10	1,178,473	0.29	7.240	656	81.09
Total:	**2,832**	**400,513,382**	**100.00**	**6.770**	**615**	**78.84**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	2,831	400,415,384	99.98	6.770	615	78.85
Stated Documentation	1	97,998	0.02	6.990	575	25.64
Total:	**2,832**	**400,513,382**	**100.00**	**6.770**	**615**	**78.84**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Refinance - Cashout	2,048	311,239,518	77.71	6.746	610	77.29
Purchase	527	52,891,759	13.21	6.901	639	85.72
Refinance - Rate Term	257	36,382,104	9.08	6.790	625	82.10
Total:	**2,832**	**400,513,382**	**100.00**	**6.770**	**615**	**78.84**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family	2,568	357,437,725	89.24	6.796	614	79.09
Condo	123	17,515,749	4.37	6.450	627	78.80
2-4 Family	87	15,585,203	3.89	6.620	611	73.57
PUD	53	9,831,150	2.45	6.669	638	78.15
Townhouse	1	143,555	0.04	5.950	697	80.00
Total:	**2,832**	**400,513,382**	**100.00**	**6.770**	**615**	**78.84**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
November 2005	2	233,772	0.07	6.409	689	83.64
February 2006	2	267,644	0.08	7.472	614	66.43
March 2006	3	326,816	0.10	6.597	648	81.50
April 2006	8	1,192,100	0.37	6.634	592	80.31
May 2006	2	323,320	0.10	7.485	580	88.44
June 2006	4	421,329	0.13	6.838	617	85.40
July 2006	1	257,484	0.08	7.250	607	82.54
August 2006	10	1,558,038	0.49	7.047	606	73.68
September 2006	19	2,771,240	0.86	6.723	642	79.19
October 2006	24	2,945,994	0.92	5.989	667	78.91
November 2006	28	4,686,563	1.46	5.708	670	77.12
December 2006	74	10,317,974	3.22	6.554	640	77.33
January 2007	108	13,909,969	4.34	6.645	634	79.49
February 2007	309	40,557,101	12.66	6.970	613	79.25
March 2007	464	65,781,308	20.53	6.978	607	81.24
April 2007	1,101	156,964,273	48.99	6.749	601	81.00
August 2007	1	96,157	0.03	6.375	707	65.00
October 2007	1	103,234	0.03	6.125	754	80.00
November 2007	2	224,013	0.07	5.527	693	77.71
December 2007	8	1,111,228	0.35	6.103	660	73.96
January 2008	9	802,164	0.25	7.161	647	82.55
February 2008	16	2,294,826	0.72	7.403	595	75.04
March 2008	26	4,264,182	1.33	6.582	609	80.61
April 2008	62	8,998,284	2.81	6.601	619	82.33
Total:	**2,284**	**320,409,011**	**100.00**	**6.789**	**610**	**80.48**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.500 - 1.999	6	1,217,872	0.38	5.232	665	68.22
2.000 - 2.499	101	16,882,189	5.27	5.702	629	71.13
2.500 - 2.999	215	32,290,922	10.08	5.963	619	76.44
3.000 - 3.499	315	43,586,937	13.60	6.213	632	79.99
3.500 - 3.999	305	45,442,570	14.18	6.523	625	83.43
4.000 - 4.499	342	48,963,567	15.28	6.927	603	83.43
4.500 - 4.999	196	27,497,845	8.58	6.921	605	80.75
5.000 - 5.499	199	29,998,937	9.36	7.106	597	81.19
5.500 - 5.999	172	22,078,044	6.89	7.266	592	77.44
6.000 - 6.499	110	15,455,035	4.82	7.379	596	82.26
6.500 - 6.999	141	15,125,856	4.72	7.490	600	81.36
7.000 - 7.499	51	6,332,663	1.98	7.879	595	84.67
7.500 - 7.999	67	8,676,434	2.71	8.169	580	83.72
8.000 - 8.499	27	2,911,954	0.91	8.690	561	80.00
8.500 - 8.999	22	2,631,303	0.82	9.054	545	78.79
9.000 - 9.499	6	640,119	0.20	9.336	536	73.97
9.500 - 9.999	9	676,764	0.21	9.837	534	80.61
Total:	**2,284**	**320,409,011**	**100.00**	**6.789**	**610**	**80.48**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
9.500 - 9.999	1	121,572	0.04	3.750	727	70.00
10.000 - 10.499	4	574,430	0.18	4.277	671	66.64
10.500 - 10.999	36	5,651,080	1.76	4.882	676	72.62
11.000 - 11.499	77	12,155,516	3.79	5.248	656	72.60
11.500 - 11.999	403	65,759,625	20.52	5.793	631	76.04
12.000 - 12.499	260	40,457,616	12.63	6.259	623	79.09
12.500 - 12.999	546	78,373,450	24.46	6.745	607	81.74
13.000 - 13.499	269	38,115,248	11.90	7.217	604	85.74
13.500 - 13.999	361	43,786,794	13.67	7.709	590	83.75
14.000 - 14.499	112	13,450,348	4.20	8.138	581	84.67
14.500 - 14.999	127	13,581,673	4.24	8.622	559	81.97
15.000 - 15.499	36	3,661,444	1.14	9.165	549	77.69
15.500 - 15.999	43	4,093,304	1.28	9.547	539	77.97
16.000 - 16.499	3	222,265	0.07	10.072	512	70.93
16.500 - 16.999	6	404,647	0.13	10.588	539	84.51
Total:	**2,284**	**320,409,011**	**100.00**	**6.789**	**610**	**80.48**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	1	121,572	0.04	3.750	727	70.00
4.000 - 4.499	4	574,430	0.18	4.277	671	66.64
4.500 - 4.999	36	5,651,080	1.76	4.882	676	72.62
5.000 - 5.499	77	12,155,516	3.79	5.248	656	72.60
5.500 - 5.999	405	66,122,974	20.64	5.793	631	75.98
6.000 - 6.499	261	40,768,379	12.72	6.262	622	79.06
6.500 - 6.999	560	79,956,941	24.95	6.748	607	81.81
7.000 - 7.499	262	37,400,481	11.67	7.241	603	85.90
7.500 - 7.999	365	44,584,416	13.91	7.721	589	83.61
8.000 - 8.499	107	12,610,836	3.94	8.227	579	85.11
8.500 - 8.999	125	12,972,537	4.05	8.698	559	81.99
9.000 - 9.499	33	3,373,139	1.05	9.277	547	77.53
9.500 - 9.999	39	3,489,799	1.09	9.659	537	77.43
10.000 - 10.499	3	222,265	0.07	10.072	512	70.93
10.500 - 10.999	6	404,647	0.13	10.588	539	84.51
Total:	**2,284**	**320,409,011**	**100.00**	**6.789**	**610**	**80.48**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000	3	365,312	0.11	6.532	672	82.33
3.000	2,281	320,043,699	99.89	6.790	610	80.48
Total:	**2,284**	**320,409,011**	**100.00**	**6.789**	**610**	**80.48**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2,272	318,650,425	99.45	6.787	610	80.51
1.500	8	1,074,168	0.34	7.285	570	72.59
2.000	4	684,418	0.21	7.146	612	81.24
Total:	**2,284**	**320,409,011**	**100.00**	**6.789**	**610**	**80.48**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.500 - 5.999	1	149,562	0.05	8.750	610	100.00
6.000 - 6.499	2,238	313,384,601	97.81	6.777	610	80.52
6.500 - 6.999	24	3,575,077	1.12	7.138	587	75.52
7.000 - 7.499	21	3,299,771	1.03	7.480	582	81.58
Total:	**2,284**	**320,409,011**	**100.00**	**6.789**	**610**	**80.48**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	991	140,791,897	35.15	6.936	611	78.81
12	73	11,855,723	2.96	6.782	631	77.11
24	1,363	187,919,334	46.92	6.706	610	80.58
36	405	59,946,428	14.97	6.580	634	73.76
Total:	**2,832**	**400,513,382**	**100.00**	**6.770**	**615**	**78.84**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL			
Number of Mortgage Loans:	603	Index Type:	
Aggregate Principal Balance:	$168,180,067	6 Month LIBOR:	79.97%
Conforming Principal Balance Loans:	$81,190,529	1 Year CMT:	0.17%
Average Principal Balance:	$278,906	Fixed Rate:	19.87%
Range:	$36,652 - $946,181	W.A. Initial Periodic Cap:	2.998%
W.A. Coupon:	6.263%	W.A. Subsequent Periodic Cap:	1.005%
Range:	3.750% - 11.250%	W.A. Lifetime Rate Cap:	6.011%
W.A. Gross Margin:	3.852%	Property Type:	
Range:	1.875% - 8.000%	Single Family:	91.41%
W.A. Remaining Term:	346 months	Condo:	4.25%
Range:	170 months - 357 months	PUD:	2.30%
W.A. Seasoning:	5 months	2-4 Family:	2.03%
Latest Maturity Date:	April 1, 2035		
State Concentration (Top 5):		Occupancy Status:	
California:	36.64%	Primary:	98.77%
Maryland:	9.00%	Investment:	1.02%
Florida:	5.66%	Second Home:	0.21%
New Jersey:	4.79%	Documentation Status:	
Virginia:	4.33%	Full:	99.39%
W.A. Original Combined LTV:	79.45%	Stated:	0.61%
Range:	12.05% - 100.00%		
W.A. EffectiveOriginal Combined LTV:	74.80%		
Range:	12.05% - 80.00%	Non-Zero W.A. Prepayment Penalty – Term (months):	27
First Liens:	100.00%		
Second Liens:	0.00%	Loans with Prepay Penalties:	70.20%
Non-Balloon Loans:	96.30%	Interest Only Loans:	0.00%
Non-Zero W.A. FICO Score:	644	Loans with Primary Mortgage Insurance:	28.55%

DESCRIPTION OF THE GROUP II COLLATERAL

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 15 Year	28	1,924,268	1.14	7.655	651	74.05
Fixed - 20 Year	4	222,282	0.13	7.414	595	61.55
Fixed - 30 Year	128	25,039,004	14.89	6.441	669	71.25
Balloon - 15/30	19	6,229,224	3.70	5.996	658	73.41
ARM - 2 Year/6 Month	396	124,999,208	74.32	6.238	638	81.33
ARM - 3 Year/6 Month	27	9,487,605	5.64	5.969	653	81.18
ARM - 1 Year	1	278,476	0.17	6.625	637	100.00
Total:	**603**	**168,180,067**	**100.00**	**6.263**	**644**	**79.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	56	2,404,989	1.43	8.237	613	71.38
50,000.01 - 100,000.00	46	2,647,028	1.57	7.904	609	70.02
100,000.01 - 150,000.00	1	62,617	0.04	6.375	792	80.00
150,000.01 - 200,000.00	115	19,982,953	11.88	6.383	650	86.21
200,000.01 - 250,000.00	79	17,403,649	10.35	6.300	658	83.63
250,000.01 - 300,000.00	55	14,886,332	8.85	5.854	660	82.79
300,000.01 - 350,000.00	52	17,160,884	10.20	6.315	647	81.11
350,000.01 - 400,000.00	79	29,543,740	17.57	5.984	648	78.30
400,000.01 - 450,000.00	40	16,956,824	10.08	6.519	636	80.04
450,000.01 - 500,000.00	22	10,375,044	6.17	6.322	641	79.99
500,000.01 - 550,000.00	17	9,001,343	5.35	6.068	639	76.60
550,000.01 - 600,000.00	11	6,356,060	3.78	6.567	634	78.61
600,000.01 - 650,000.00	8	5,037,027	3.00	6.307	608	74.38
650,000.01 - 700,000.00	7	4,733,225	2.81	5.997	612	72.70
700,000.01 - 750,000.00	6	4,351,487	2.59	6.118	643	64.87
750,000.01 - 800,000.00	6	4,659,469	2.77	5.953	660	72.81
800,000.01 - 850,000.00	1	798,600	0.47	5.375	660	70.00
850,000.01 - 900,000.00	1	872,614	0.52	6.500	669	58.33
900,000.01 - 950,000.00	1	946,181	0.56	5.990	620	64.41
Total:	**603**	**168,180,067**	**100.00**	**6.263**	**644**	**79.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	56	2,404,989	1.43	8.237	613	71.38
50,000.01 - 100,000.00	47	2,709,645	1.61	7.869	613	70.25
150,000.01 - 200,000.00	117	20,381,362	12.12	6.364	650	86.09
200,000.01 - 250,000.00	80	17,752,149	10.56	6.272	660	83.56
250,000.01 - 300,000.00	53	14,436,688	8.58	5.900	659	82.88
300,000.01 - 350,000.00	54	17,910,306	10.65	6.250	645	81.04
350,000.01 - 400,000.00	77	28,896,289	17.18	6.017	648	78.28
400,000.01 - 450,000.00	39	16,557,589	9.85	6.522	636	80.05
450,000.01 - 500,000.00	22	10,375,044	6.17	6.322	641	79.99
500,000.01 - 550,000.00	17	9,001,343	5.35	6.068	639	76.60
550,000.01 - 600,000.00	11	6,356,060	3.78	6.567	634	78.61
600,000.01 - 650,000.00	9	5,686,876	3.38	6.215	612	75.02
650,000.01 - 700,000.00	6	4,083,376	2.43	6.076	607	71.54
700,000.01 - 750,000.00	7	5,101,226	3.03	5.972	656	66.34
750,000.01 - 800,000.00	6	4,708,331	2.80	5.987	648	72.00
850,000.01 - 900,000.00	1	872,614	0.52	6.500	669	58.33
900,000.01 - 950,000.00	1	946,181	0.56	5.990	620	64.41
Total:	**603**	**168,180,067**	**100.00**	**6.263**	**644**	**79.45**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
121 - 180	47	8,153,492	4.85	6.388	656	73.56
181 - 240	4	222,282	0.13	7.414	595	61.55
301 - 360	552	159,804,293	95.02	6.255	644	79.78
Total:	**603**	**168,180,067**	**100.00**	**6.263**	**644**	**79.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	3	812,603	0.48	3.845	708	75.25
4.000 - 4.499	4	997,457	0.59	4.280	682	75.82
4.500 - 4.999	31	8,942,910	5.32	4.854	693	74.63
5.000 - 5.499	48	16,770,498	9.97	5.263	686	74.37
5.500 - 5.999	159	52,829,520	31.41	5.791	656	76.86
6.000 - 6.499	77	23,816,524	14.16	6.250	637	80.93
6.500 - 6.999	117	36,441,532	21.67	6.688	629	81.23
7.000 - 7.499	41	8,713,905	5.18	7.277	613	87.86
7.500 - 7.999	59	12,438,988	7.40	7.696	609	85.54
8.000 - 8.499	23	3,087,083	1.84	8.233	600	86.34
8.500 - 8.999	19	1,460,767	0.87	8.764	577	78.25
9.000 - 9.499	8	691,260	0.41	9.317	535	81.64
9.500 - 9.999	7	639,124	0.38	9.707	545	82.71
10.000 - 10.499	2	295,356	0.18	10.354	580	85.88
10.500 - 10.999	4	201,783	0.12	10.851	514	70.32
11.000 - 11.499	1	40,758	0.02	11.250	0	85.00
Total:	**603**	**168,180,067**	**100.00**	**6.263**	**644**	**79.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	14	1,837,859	1.09	6.099	658	37.66
50.01 - 55.00	7	1,983,553	1.18	5.730	666	53.49
55.01 - 60.00	23	5,999,431	3.57	6.264	629	57.58
60.01 - 65.00	24	8,664,358	5.15	6.013	657	63.46
65.01 - 70.00	38	11,763,853	6.99	6.018	628	68.91
70.01 - 75.00	51	18,066,831	10.74	6.268	615	73.98
75.01 - 80.00	263	71,843,367	42.72	5.910	660	79.70
80.01 - 85.00	35	10,416,557	6.19	6.762	639	84.23
85.01 - 90.00	56	16,333,815	9.71	6.964	621	89.66
90.01 - 95.00	37	9,585,314	5.70	6.830	642	94.76
95.01 - 100.00	55	11,685,130	6.95	7.080	646	99.99
Total:	**603**	**168,180,067**	**100.00**	**6.263**	**644**	**79.45**

Effective Original Combined Loan-to-Value Ratio

Effective Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Effective Original CLTV (%)
Less than or equal to 50.00	14	1,837,859	1.09	6.099	658	37.66
50.01 - 55.00	7	1,983,553	1.18	5.730	666	53.49
55.01 - 60.00	23	5,999,431	3.57	6.264	629	57.58
60.01 - 65.00	79	20,349,488	12.10	6.625	651	64.34
65.01 - 70.00	38	11,763,853	6.99	6.018	628	68.91
70.01 - 75.00	51	18,066,831	10.74	6.268	615	73.98
75.01 - 80.00	391	108,179,053	64.32	6.233	650	79.52
Total:	**603**	**168,180,067**	**100.00**	**6.263**	**644**	**74.80**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Not Available	2	90,411	0.05	9.602	0	53.32
500 - 524	7	679,773	0.40	9.775	510	75.38
525 - 549	18	4,035,450	2.40	7.718	541	72.30
550 - 574	46	13,288,524	7.90	6.777	565	76.78
575 - 599	87	24,761,218	14.72	6.609	587	77.78
600 - 624	82	21,587,492	12.84	6.676	610	82.39
625 - 649	85	24,149,196	14.36	6.397	636	84.83
650 - 674	112	31,803,691	18.91	5.849	664	77.96
675 - 699	72	21,298,173	12.66	5.808	685	80.58
700 - 724	33	10,104,694	6.01	6.001	712	79.15
725 - 749	32	8,843,844	5.26	5.571	736	76.11
750 - 774	15	4,260,369	2.53	5.763	761	78.94
775 - 799	10	2,662,291	1.58	5.497	784	73.17
800 - 824	2	614,941	0.37	5.720	801	67.43
Total:	**603**	**168,180,067**	**100.00**	**6.263**	**644**	**79.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	163	61,627,863	36.64	5.809	664	74.83
Maryland	46	15,133,423	9.00	6.341	631	82.49
Florida	35	9,526,360	5.66	6.754	620	83.50
New Jersey	20	8,047,852	4.79	6.655	619	80.71
Virginia	24	7,274,536	4.33	6.258	627	81.89
New York	17	5,374,119	3.20	6.438	649	78.50
Texas	17	4,457,546	2.65	6.564	637	81.68
Washington	18	4,380,732	2.60	5.758	662	81.35
Arizona	16	4,239,001	2.52	6.408	643	83.50
Massachusetts	10	3,561,232	2.12	6.675	610	80.21
Georgia	13	3,257,793	1.94	6.255	647	83.05
Illinois	12	3,129,473	1.86	6.594	662	87.80
Michigan	15	2,915,523	1.73	7.029	622	83.76
North Carolina	14	2,884,124	1.71	6.445	639	83.99
Minnesota	10	2,806,863	1.67	6.214	632	80.94
Pennsylvania	17	2,680,050	1.59	7.178	597	83.14
Missouri	14	2,412,431	1.43	6.475	651	86.18
Nevada	7	2,352,900	1.40	6.386	631	76.61
Colorado	10	2,308,549	1.37	6.117	638	85.99
Wisconsin	12	1,991,866	1.18	6.833	670	87.08
Ohio	10	1,595,082	0.95	5.902	624	81.43
Oregon	6	1,406,624	0.84	6.253	660	76.11
South Carolina	13	1,400,729	0.83	7.025	636	77.71
Alabama	10	1,274,893	0.76	6.886	640	84.25
Tennessee	8	1,133,359	0.67	7.530	609	74.14

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Delaware	4	1,088,556	0.65	7.118	604	80.88
Connecticut	3	1,047,134	0.62	6.390	637	73.31
Louisiana	9	1,041,672	0.62	6.444	659	84.52
Kansas	6	854,363	0.51	8.081	599	93.52
Indiana	10	768,352	0.46	7.404	605	77.42
Utah	3	725,054	0.43	5.891	686	84.84
West Virginia	4	675,673	0.40	6.577	617	85.41
Arkansas	2	664,448	0.40	7.307	545	73.89
Hawaii	2	629,754	0.37	5.524	726	80.00
South Dakota	1	597,855	0.36	7.750	554	66.67
Kentucky	3	565,413	0.34	6.816	648	82.13
Oklahoma	4	459,525	0.27	6.634	660	82.20
Iowa	3	432,043	0.26	5.715	679	79.79
Mississippi	6	402,738	0.24	7.331	628	88.40
Nebraska	1	280,717	0.17	7.875	641	100.00
District of Columbia	1	199,500	0.12	6.950	642	100.00
Wyoming	1	187,032	0.11	5.875	663	78.99
Alaska	1	167,370	0.10	7.375	592	95.00
New Hampshire	1	160,648	0.10	7.625	693	100.00
Maine	1	59,299	0.04	7.990	608	12.63
Total:	**603**	**168,180,067**	**100.00**	**6.263**	**644**	**79.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	588	166,106,503	98.77	6.255	644	79.55
Investment	14	1,721,790	1.02	6.911	682	70.39
Second Home	1	351,774	0.21	6.750	628	78.44
Total:	**603**	**168,180,067**	**100.00**	**6.263**	**644**	**79.45**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	598	167,161,323	99.39	6.264	644	79.45
Stated Documentation	5	1,018,744	0.61	6.042	727	80.00
Total:	**603**	**168,180,067**	**100.00**	**6.263**	**644**	**79.45**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	332	79,230,720	47.11	6.180	657	83.47
Refinance - Cashout	239	77,732,213	46.22	6.357	631	75.70
Refinance - Rate Term	32	11,217,134	6.67	6.194	646	77.05
Total:	**603**	**168,180,067**	**100.00**	**6.263**	**644**	**79.45**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	549	153,741,589	91.41	6.252	644	79.19
Condo	33	7,150,857	4.25	6.144	657	83.87
PUD	11	3,870,106	2.30	6.779	626	81.56
2-4 Family	10	3,417,515	2.03	6.428	640	79.46
Total:	**603**	**168,180,067**	**100.00**	**6.263**	**644**	**79.45**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
January 2006	1	278,476	0.21	6.625	637	100.00
April 2006	1	362,298	0.27	5.990	572	80.00
June 2006	1	221,197	0.16	5.875	703	80.00
July 2006	1	355,139	0.26	5.625	706	80.00
August 2006	1	297,265	0.22	6.375	711	80.00
September 2006	18	6,090,727	4.52	5.585	682	78.40
October 2006	18	5,318,967	3.95	5.427	697	75.73
November 2006	12	4,026,811	2.99	5.606	695	80.00
December 2006	35	10,930,410	8.11	5.738	671	77.36
January 2007	30	8,002,008	5.94	6.150	656	80.05
February 2007	56	15,788,630	11.72	5.971	658	81.27
March 2007	67	22,624,890	16.79	6.506	621	79.43
April 2007	156	50,980,869	37.83	6.544	614	84.32
October 2007	3	655,812	0.49	5.509	712	80.00
December 2007	2	1,019,575	0.76	5.139	656	74.34
January 2008	1	326,581	0.24	4.950	735	70.00
February 2008	3	906,492	0.67	5.661	652	74.24
March 2008	3	1,188,187	0.88	6.377	645	82.86
April 2008	15	5,390,958	4.00	6.205	643	84.10
Total:	**424**	**134,765,289**	**100.00**	**6.220**	**639**	**81.36**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.500 - 1.999	2	427,019	0.32	5.732	704	74.85
2.000 - 2.499	23	7,802,299	5.79	5.698	644	76.54
2.500 - 2.999	81	23,471,313	17.42	5.646	653	79.46
3.000 - 3.499	70	23,225,908	17.23	5.826	654	79.78
3.500 - 3.999	92	30,712,094	22.79	6.204	641	81.42
4.000 - 4.499	57	16,690,389	12.38	6.661	615	84.58
4.500 - 4.999	32	11,676,502	8.66	6.439	627	81.34
5.000 - 5.499	21	7,309,062	5.42	6.628	653	87.14
5.500 - 5.999	21	6,391,864	4.74	7.012	616	81.23
6.000 - 6.499	6	1,436,422	1.07	7.061	659	87.22
6.500 - 6.999	9	2,576,949	1.91	7.032	610	82.92
7.000 - 7.499	4	1,239,472	0.92	8.106	583	84.24
7.500 - 7.999	5	1,465,156	1.09	8.438	615	84.45
8.000 - 8.499	1	340,837	0.25	8.000	625	95.00
Total:	**424**	**134,765,289**	**100.00**	**6.220**	**639**	**81.36**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
9.500 - 9.999	3	812,603	0.60	3.845	708	75.25
10.000 - 10.499	4	997,457	0.74	4.280	682	75.82
10.500 - 10.999	28	7,848,131	5.82	4.844	685	77.60
11.000 - 11.499	42	14,665,728	10.88	5.262	683	75.88
11.500 - 11.999	124	41,515,560	30.81	5.798	650	78.68
12.000 - 12.499	60	18,079,500	13.42	6.249	635	82.36
12.500 - 12.999	88	29,025,382	21.54	6.683	621	83.59
13.000 - 13.499	27	7,899,105	5.86	7.260	604	88.36
13.500 - 13.999	31	9,209,664	6.83	7.635	601	89.51
14.000 - 14.499	9	2,965,293	2.20	8.109	594	88.04
14.500 - 14.999	3	690,474	0.51	8.761	559	77.58
15.000 - 15.499	2	403,433	0.30	9.375	516	82.37
15.500 - 15.999	2	419,498	0.31	9.691	528	82.49
16.000 - 16.499	1	233,460	0.17	10.375	573	85.00
Total:	**424**	**134,765,289**	**100.00**	**6.220**	**639**	**81.36**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	3	812,603	0.60	3.845	708	75.25
4.000 - 4.499	4	997,457	0.74	4.280	682	75.82
4.500 - 4.999	28	7,848,131	5.82	4.844	685	77.60
5.000 - 5.499	42	14,665,728	10.88	5.262	683	75.88
5.500 - 5.999	125	41,863,417	31.06	5.798	650	78.57
6.000 - 6.499	60	18,079,500	13.42	6.249	635	82.36
6.500 - 6.999	90	29,595,761	21.96	6.694	622	83.76
7.000 - 7.499	26	7,553,773	5.61	7.276	604	89.20
7.500 - 7.999	30	9,354,687	6.94	7.708	596	88.65
8.000 - 8.499	8	2,247,366	1.67	8.240	596	91.25
8.500 - 8.999	3	690,474	0.51	8.761	559	77.58
9.000 - 9.499	2	403,433	0.30	9.375	516	82.37
9.500 - 9.999	2	419,498	0.31	9.691	528	82.49
10.000 - 10.499	1	233,460	0.17	10.375	573	85.00
Total:	**424**	**134,765,289**	**100.00**	**6.220**	**639**	**81.36**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000	1	278,476	0.21	6.625	637	100.00
3.000	423	134,486,813	99.79	6.219	639	81.32
Total:	**424**	**134,765,289**	**100.00**	**6.220**	**639**	**81.36**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	421	133,743,159	99.24	6.224	639	81.43
1.500	2	743,655	0.55	5.484	627	62.66
2.000	1	278,476	0.21	6.625	637	100.00
Total:	**424**	**134,765,289**	**100.00**	**6.220**	**639**	**81.36**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
6.000 - 6.499	419	132,781,269	98.53	6.210	640	81.42
6.500 - 6.999	2	1,063,258	0.79	7.440	592	75.41
7.000 - 7.499	3	920,761	0.68	6.238	669	80.04
Total:	**424**	**134,765,289**	**100.00**	**6.220**	**639**	**81.36**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	172	50,114,345	29.80	6.455	630	78.79
12	9	2,245,879	1.34	6.912	667	80.85
24	286	85,093,053	50.60	6.136	645	82.22
36	136	30,726,790	18.27	6.254	667	72.77
Total:	**603**	**168,180,067**	**100.00**	**6.263**	**644**	**79.45**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
Gary Huang	212-250-7943

ABS Banking

Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
Roxana McKinney	212-250-0848

ABS Structuring

Bill Yeung	212-250-6893
Sudibyo Pradono	212-250-4777
Chris Sudol	212-250-0507

ABS Collateral

Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978